Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 11, 2014, except for Note 2 and Note 16, as to which the date is February 17, 2015, with respect to the consolidated financial statements of TripAdvisor, Inc. included in this Annual Report (Form10-K) of Liberty TripAdvisor Holdings, Inc. for the year ended December 31, 2014.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 12, 2015